Exhibit 21.1

List of Principal Subsidiaries and Consolidated Affiliated Entities of Weibo Corporation

Subsidiaries:

Weibo Hong Kong Limited, a Hong Kong company

Weibo Internet Technology (China) Co., Ltd., a PRC company

Consolidated Affiliated Entity:

Beijing Weimeng Technology Co., Ltd., a PRC company

Beijing Weibo Interactive Internet Technology Co., Ltd., a PRC company